ARDAGH GROUP S.A.
CONSOLIDATED INTERIM INCOME STATEMENT

		Three months ended September 30, 2017			Three months ended September 30, 2016
	Note	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited
			Note 5			Note 5
Revenue	4	1,990	-	1,990	2,020	-	2,020
Cost of sales		(1,628)	(6)	(1,634)	(1,642)	(10)	(1,652)
Gross profit/(loss)		362	(6)	356	378	(10)	368
Sales, general and administration expenses		(81)	(10)	(91)	(97)	(19)	(116)
Intangible amortization		(56)	-	(56)	(42)	-	(42)
Operating profit/(loss)		225	(16)	209	239	(29)	210
Finance expense	6	(118)	-	(118)	(129)	(58)	(187)
Profit/(loss) before tax		107	(16)	91	110	(87)	23
Income tax (charge)/credit		(41)	3	(38)	(35)	6	(29)
Profit/(loss) for the period		66	(13)	53	75	(81)	(6)

Profit/(loss) attributable to:
Owners of the parent				53			(6)
Non-controlling interests				-			-
Profit/(loss) for the period				53			(6)

Profit/(loss) per share:
Basic profit/(loss) for the period attributable to ordinary equity holders of the parent	7			€0.22			(€0.03)

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM INCOME STATEMENT

		Nine months ended September 30, 2017			Nine months ended September 30, 2016
	Note	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited
			Note 5			Note 5
Revenue	4	5,855	-	5,855	4,519	-	4,519
Cost of sales		(4,802)	(14)	(4,816)	(3,689)	(4)	(3,693)
Gross profit/(loss)		1,053	(14)	1,039	830	(4)	826
Sales, general and administration expenses		(278)	(28)	(306)	(217)	(102)	(319)
Intangible amortization	8	(178)	-	(178)	(96)	-	(96)
Operating profit/(loss)		597	(42)	555	517	(106)	411
Finance expense	6	(348)	(123)	(471)	(337)	(157)	(494)
Finance income	6	-	-	-	-	78	78
Profit/(loss) before tax		249	(165)	84	180	(185)	(5)
Income tax (charge)/credit		(93)	33	(60)	(82)	26	(56)
Profit/(loss) for the period		156	(132)	24	98	(159)	(61)

Profit/(loss) attributable to:
Owners of the parent				24			(61)
Non-controlling interests				-			-
Profit/(loss) for the period				24			(61)

Profit/(loss) per share:
Basic loss for the period attributable to ordinary equity holders of the parent	7			€0.11			(€0.30)

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Three months ended September 30,		Nine months ended September 30,
	Note	2017 €m Unaudited	2016 €m Unaudited	2017 €m Unaudited	2016 €m Unaudited

Profit/(loss) for the period		53	(6)	24	(61)

Other comprehensive income/(expense)
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		(8)	18	(9)	21
		(8)	18	(9)	21
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		(64)	(15)	(196)	(17)
-Movement out of reserve		61	(15)	202	(5)
-Movement in deferred tax		-	-	1	(3)
		(3)	(30)	7	(25)
Items that will not be reclassified to income statement
-Re-measurements of employee benefit obligations	12	25	(113)	35	(267)
-Deferred tax movement on employee benefit obligations		(5)	21	(9)	67
		20	(92)	26	(200)

Total other comprehensive income/(expense) for the period		9	(104)	24	(204)

Total comprehensive income/(expense) for the period		62	(110)	48	(265)

Attributable to:
Owners of the parent		62	(110)	48	(265)
Non-controlling interests		-	-	-	-
Total comprehensive income/(expense) for the period		62	(110)	48	(265)

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Note	At September 30, 2017 €m Unaudited	At December 31, 2016 €m Audited
Non-current assets
Intangible assets	8	3,503	3,904
Property, plant and equipment	8	2,768	2,911
Derivative financial instruments		5	124
Deferred tax assets		269	259
Other non-current assets		20	20
		6,565	7,218

Current assets
Inventories		1,087	1,125
Trade and other receivables		1,389	1,164
Derivative financial instruments		12	11
Restricted cash		28	27
Cash and cash equivalents		466	745
		2,982	3,072

TOTAL ASSETS		9,547	10,290

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (CONTINUED)

	Note	At September 30, 2017 €m Unaudited	At December 31, 2016 €m Audited
Equity attributable to owners of the parent
Issued capital	9	22	-
Share premium	9	1,090	136
Capital contribution		431	431
Other reserves		(326)	(324)
Retained earnings		(2,383)	(2,313)
		(1,166)	(2,070)
Non-controlling interests		1	2
TOTAL EQUITY		(1,165)	(2,068)

Non-current liabilities
Borrowings	10	7,009	8,142
Employee benefit obligations		843	905
Deferred tax liabilities		647	694
Derivative financial instruments		197	-
Related party borrowings	11	-	673
Provisions		37	57
		8,733	10,471
Current liabilities
Borrowings	10	2	8
Interest payable		97	81
Derivative financial instruments		3	8
Trade and other payables		1,646	1,539
Income tax payable		182	182
Provisions		49	69
		1,979	1,887

TOTAL LIABILITIES		10,712	12,358

TOTAL EQUITY and LIABILITIES		9,547	10,290

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
	Share capital €m Unaudited	Share premium €m Unaudited	Capital contribution €m Unaudited	Foreign currency translation reserve €m Unaudited	Cash flow hedges €m Unaudited	Retained earnings €m Unaudited	Total €m Unaudited	Non-controlling interests €m Unaudited	Total equity €m Unaudited

At January 1, 2017	-	136	431	(291)	(33)	(2,313)	(2,070)	2	(2,068)
Profit for the period	-	-	-	-	-	24	24	-	24
Other comprehensive (expense)/income	-	-	-	(9)	7	26	24	-	24
Share re-organization (Note 9)	22	(22)	-	-	-	-	-	-	-
Share issuance (Note 9)	-	303	-	-	-	-	303	-	303
Conversion of related party loan (Note 11)	-	673	-	-	-	-	673	-	673
Dividends paid (Note 15)	-	-	-	-	-	(120)	(120)	-	(120)
Non-controlling interest in disposed business	-	-	-	-	-	-	-	(1)	(1)
At September 30, 2017	22	1,090	431	(300)	(26)	(2,383)	(1,166)	1	(1,165)

At January 1, 2016	-	400	-	(239)	(2)	(2,141)	(1,982)	2	(1,980)
Loss for the year	-	-	-	-	-	(61)	(61)	-	(61)
Other comprehensive income/(expense)	-	-	-	21	(25)	(200)	(204)	-	(204)
Contribution from parent	-	-	431	-	-	-	431	-	431
Share issuance	-	6	-	-	-	-	6	-	6
Reduction in share premium	-	(270)	-	-	-	270	-	-	-
Dividends paid (Note 15)	-	-	-	-	-	(270)	(270)	-	(270)
At September 30, 2016	-	136	431	(218)	(27)	(2,402)	(2,080)	2	(2,078)

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Three months ended September 30,		Nine months ended September 30,
	Note	2017 €m Unaudited	2016 €m Unaudited	2017 €m Unaudited	2016 €m Unaudited

Cash flows from operating activities
Cash generated from operations	13	427	284	843	606
Interest paid – excluding cumulative PIK interest		(71)	(72)	(282)	(246)
Cumulative PIK interest		-	(184)	-	(184)
Income tax paid		(18)	(13)	(58)	(45)
Net cash from operating activities		338	15	503	131

Cash flows from investing activities
Purchase of business, net of cash acquired		-	(113)	-	(2,684)
Purchase of property, plant and equipment		(92)	(69)	(294)	(194)
Purchase of software and other intangibles		(4)	(3)	(10)	(8)
Proceeds from disposal of property, plant and equipment		1	1	2	2
Net cash used in investing activities		(95)	(184)	(302)	(2,884)

Cash flows from financing activities
Proceeds from borrowings		-	-	3,507	3,950
Repayment of borrowings		(415)	(882)	(4,071)	(2,195)
Proceeds from borrowings with related parties		-	673	-	673
Receipt of borrowings issued to related parties		-	404	-	404
Contribution from parent		-	431	-	431
Net (costs)/proceeds from share issuance		(3)	6	307	6
Dividends paid	15	(27)	(270)	(120)	(270)
Early redemption premium paid		(9)	(45)	(85)	(104)
Deferred debt issue costs paid		(3)	(4)	(25)	(54)
Proceeds from the termination of derivative financial instruments		-	-	42	-
Net cash (outflow)/inflow from financing activities		(457)	313	(445)	2,841

Net (decrease)/increase in cash and cash equivalents		(214)	144	(244)	88

Cash and cash equivalents at beginning of period		721	539	772	553
Exchange (losses)/gains on cash and cash equivalents		(13)	1	(34)	43
Cash and cash equivalents at end of period		494	684	494	684

The accompanying notes to the consolidated interim financial statements are an integral part of these consolidated interim financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	General information

Ardagh Group S.A. was incorporated in Luxembourg on May 6, 2011. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg.

On March 20, 2017 the Company closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”).

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) are a leading supplier of innovative, value-added rigid packaging solutions.  The Group’s products include metal and glass containers primarily for food and beverage markets. End-use categories include beer, wine, spirits, carbonated soft drinks, energy drinks, juices and flavored waters, as well as food, seafood and nutrition.  Ardagh also supplies the paints & coatings, chemicals, personal care, pharmaceuticals and general household end-use categories.

On June 30, 2016, the Group completed the acquisition of certain beverage can manufacturing assets from Ball Corporation and Rexam PLC (the “Beverage Can Acquisition”).

2.	Statement of directors’ responsibilities

The Directors are responsible for preparing the unaudited Consolidated Interim Financial Statements. The Directors are required to prepare financial information for each financial period of the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:

-	select suitable accounting policies and then apply them consistently;
-	make judgments and estimates that are reasonable and prudent; and
-	prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the unaudited Consolidated Interim Financial Statements.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardaghgroup.com.

The Consolidated Interim Financial Statements were approved for issue by the Board of Directors of Ardagh Group S.A. (the “Board”) on October 25, 2017.

3.	Summary of significant accounting policies

Basis of preparation

The Consolidated Interim Financial Statements for the three and nine months ended September 30, 2017 and 2016 have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’. The Consolidated Interim Financial Statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2016, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the IASB and related interpretations, and on which the independent auditor’s report was unqualified.

Income tax in interim periods is accrued using the effective tax rate expected to be applicable to annual earnings.

The accounting policies, presentation and methods of computation followed in the Consolidated Interim Financial Statements are consistent with those applied in the Group’s latest Annual Report.

Re-presentation of prior year comparatives

In accordance with IFRS 3R ‘Business Combinations’, a number of fair value adjustments were made in relation to the net assets acquired as part of the Beverage Can Acquisition. The measurement period in respect of the Beverage Can Acquisition during which the Group may adjust the provisional amounts recognized for the assets and liabilities acquired closed on June 30, 2017.  The purchase price allocation in respect of the Beverage Can Acquisition was completed on June 30, 2017.

Accordingly, the Group balance sheet at December 31, 2016 and the consolidated statement of changes in equity for the year ended December 31, 2016 was re-presented to reflect the revised fair values.  This re-presentation has no impact on the consolidated interim income statement, consolidated interim statement of comprehensive income or consolidated interim statement of cash flows as previously reported. Please refer to note 14 for details of the final fair value of assets acquired and liabilities assumed as part of the Beverage Can Acquisition.

Ardagh Group S.A.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2017 has been assessed by the Directors. Amendments to IAS 7, ‘Statement of cash flows’, effective from January 1, 2017 do not have a material effect on the consolidated financial statements. Other new standards or amendments to existing standards effective January 1, 2017 are not currently relevant for the Group. The Directors’ assessment of the impact of new standards, as listed below, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going.

IFRS 15, ‘Revenue from contracts with customers’ replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.  IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.

During the third quarter the Group completed its initial assessment of the impact of the new standard, including performing a review of revenue streams and customer contracts in order to evaluate the effect that this standard may have on the consolidated income statement and the consolidated statement of financial position. Under current standards the Group recognizes revenue primarily on dispatch of goods. Upon adoption of IFRS 15, where the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date, the standard will require the Group to recognize revenue earlier than current standards such that, for certain contracts, a portion of revenue will be recognized prior to dispatch of goods.

Based on the analysis performed to date, the Group does not believe that the adoption of the new standard will have a material impact on the consolidated income statement or the consolidated statement of financial position, with the exception of the requirement to recognize a contract asset as opposed to inventory as of the date of retrospective adoption of the new standard. The Group will continue to review and implement changes to processes, systems and controls to be in a position to report under the new standard on a fully retrospective basis upon adoption in the first quarter 2018.

IFRS 9, ‘Financial instruments’ (“IFRS 9”) replaces IAS 39 ‘Financial instruments: Recognition and measurement’ (“IAS 39”). IFRS 9 has been completed in a number of phases and includes requirements regarding the classification and measurement of financial assets and liabilities, impairment of assets and hedge accounting. It also includes an expected credit loss model that replaces the incurred loss impairment model currently used, as well as hedge accounting amendments. This standard becomes effective for annual periods commencing on or after January 1, 2018. The Group is continuing to assess the impact of the implementation of this standard and, at this time, does not expect there to be a significant impact on the statement of financial position in respect of classification of financial assets and liabilities. The Group is continuing to evaluate the impact of prospective changes to hedge accounting and the introduction of an expected credit loss model on the consolidated income statement, the consolidated statement of comprehensive income and the consolidated statement of financial position.

IFRS 16, ‘Leases’, sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’, and later interpretations and will result in most operating leases being recorded on the consolidated statement of financial position. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Group is continuing to assess the effects that the adoption of IFRS 16 will have on the Group’s consolidated financial statements.

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments.  IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. It is not expected that the application of this interpretation will have a material impact on the consolidated financial statements of the Group.

Ardagh Group S.A.

4.	Segment analysis

The Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Group performance is reviewed by management and presented to the Board, which has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments as these are not reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA
	Three months ended September 30,		Nine months ended September 30,
	2017 €m	2016 €m	2017 €m	2016 €m
Profit/(loss) for the period	53	(6)	24	(61)
Income tax charge	38	29	60	56
Net finance expense	118	187	471	416
Depreciation and amortization	152	140	458	335
Exceptional operating items	16	29	42	106
Adjusted EBITDA	377	379	1,055	852

Segment results for the three months ended September 30, 2017 and 2016 are:
	Revenue		Adjusted EBITDA
	2017 €m	2016 €m	2017 €m	2016 €m
Metal Packaging Europe	809	796	155	141
Metal Packaging Americas	440	448	64	59
Glass Packaging Europe	358	361	89	88
Glass Packaging North America	383	415	69	91
Group	1,990	2,020	377	379

Segment results for the nine months ended September 30, 2017 and 2016 are:
	Revenue		Adjusted EBITDA
	2017 €m	2016 €m	2017 €m	2016 €m
Metal Packaging Europe	2,283	1,578	393	268
Metal Packaging Americas	1,279	622	177	82
Glass Packaging Europe	1,043	1,053	233	230
Glass Packaging North America	1,250	1,266	252	272
Group	5,855	4,519	1,055	852

Ardagh Group S.A.

5.	Exceptional items

	Three months ended September 30,		Nine months ended September 30,
	2017 €m	2016 €m	2017 €m	2016 €m
Restructuring costs	4	3	12	13
Plant start-up costs	1	-	1	5
Impairment	1	-	1	-
Non-cash inventory adjustment	-	7	-	7
Past service credit	-	-	-	(21)
Exceptional items – cost of sales	6	10	14	4

Transaction related costs – acquisition, integration and IPO	10	21	28	103
Restructuring and other costs	-	(2)	-	(1)
Exceptional items – SGA expenses	10	19	28	102

Debt refinancing and settlement costs	-	51	109	135
Exceptional loss on derivative financial instruments	-	7	14	7
Interest payable on acquisition notes	-	-	-	15
Exceptional items – finance expense	-	58	123	157

Exceptional gain on derivative financial instruments	-	-	-	(78)
Exceptional items – finance income	-	-	-	(78)

Total exceptional items	16	87	165	185

The following exceptional items have been recorded in the nine months ended September 30, 2017:

•
€109 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April, June and August 2017, principally comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

•	€28 million transaction related costs, primarily comprised of costs directly attributable to the acquisition and integration of the Beverage Can Business and other IPO and transaction related costs.
•	€14 million exceptional loss on the termination of $500 million of the Group’s U.S. dollar to British pound cross currency interest rate swaps (‘CCIRS’) in June 2017.
•	€12 million costs relating to capacity realignment in Metal Packaging Europe.
•	€1 million of plant start-up costs in Metal Packaging Americas - Brazil.
•	€1 million cost of impairment of property, plant and equipment in Metal Packaging Europe, for assets no longer in use.

The following exceptional items have been recorded in the nine months ended September 30, 2016:

•	€21 million past-service credit in Glass Packaging North America, following the amendment of certain defined benefit pension schemes during the period.
•	€103 million transaction related costs, primarily attributable to the Beverage Can Acquisition.
•
€135 million debt refinancing costs related to the notes repaid in May and September 2016 and including premiums payable on the early redemption of the notes, accelerated amortization of deferred finance costs, debt issuance premiums and discounts and interest charges incurred in lieu of notice.

•
€78 million exceptional gain on derivative financial instruments, relating to the gain on fair value of cross currency interest rate swaps which were entered into during the period ended June 30, 2016 and for which hedge accounting had not been applied until the third quarter of 2016. The exceptional loss on derivative financial instruments of €7 million related to hedge ineffectiveness on the CCIRS.

Ardagh Group S.A.

6.	Finance income and expense

	Three months ended September 30,		Nine months ended September 30,
	2017 €m	2016 €m	2017 €m	2016 €m
Senior Secured and Senior Notes	94	123	293	316
Term Loan	-	6	5	19
Other interest expense	1	2	4	5
Interest expense	95	131	302	340
Loss on derivative financial instruments	10	-	19	-
Net pension interest costs	5	7	17	18
Foreign currency translation losses/(gains)	8	(9)	10	(21)
Finance expense before exceptional items	118	129	348	337
Exceptional finance expense (Note 5)	-	58	123	157
Total finance expense	118	187	471	494
Exceptional finance income (Note 5)	-	-	-	(78)
Net finance expense	118	187	471	416

7.	Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit/(loss) for the period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS computations:

	Three months ended September 30,		Nine months ended September 30,
	2017 €m	2016 €m	2017 €m	2016 €m

Profit/(loss) attributable to ordinary equity holders	53	(6)	24	(61)
Weighted average number of ordinary shares for basic EPS (millions)	236.3	202.0	227.3	202.0
Profit/(loss) per share	€0.22	(€0.03)	€0.11	(€0.30)

The weighted average number of ordinary shares at September 30, 2016 has been re-presented to adjust for the share reorganization completed in March 2017 as set out in note 9 (i).

Please refer to note 9 for further details of transactions involving ordinary shares in the nine months ended September 30, 2017. There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and authorization of these financial statements.

Ardagh Group S.A.

8.	Intangible assets and property, plant and equipment

	Goodwill €m	Customer relationships €m	Technology and other €m	Software €m	Total intangible assets €m	Property, plant and equipment €m
Net book value at January 1, 2017	1,981	1,764	139	20	3,904	2,911
Additions	-	-	3	7	10	267
Disposals	-	-	-	-	-	(2)
Charge for the period	-	(150)	(22)	(6)	(178)	(280)
Impairment (Note 5)	-	-	-	-	-	(1)
Exchange	(128)	(95)	(10)	-	(233)	(127)
Net book value at September 30, 2017	1,853	1,519	110	21	3,503	2,768

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill and concluded that it is fully recoverable as at September 30, 2017. Having considered the projected cash flows of the cash generating units to which the goodwill is allocated, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

9.	Issued capital and reserves

Share capital

Issued and fully paid shares:
		Number of shares (million)	€m
At December 31, 2016:
– Ordinary shares (par value €0.01)		11.1	-
Cancellation of ordinary shares	(i)	(11.1)	-
Issue of shares:
– Class A common shares (par value €0.01)	(ii)	18.6	-
– Class B common shares (par value €0.10)	(i)	217.7	22
At September 30, 2017		236.3	22

(i) Share reorganization

In March 2017, the Company completed a reorganization of its capital structure.

The authorized share capital of the Company was set at €55 million, divided into 1 billion Class A common shares at a par value of €0.01 and 450 million Class B common shares at a par value of €0.10 per share.

The 11,111,200 outstanding ordinary shares of the Company were cancelled and the existing shareholders were issued, on a pro rata basis, 1,111,120 Class B common shares with an equivalent total par value to the cancelled shares. In addition, the Company converted its €673 million related party loan payable to ARD Group Finance Holdings S.A. (a subsidiary of its intermediate parent and a shareholder of the Company), into 86,154 Class B common shares, and issued 216,498,726 Class B common shares on a pro rata basis to existing shareholders, for no additional consideration. The par value was satisfied by a reallocation of existing share premium. Consequently, there was a total of 217,696,000 Class B common shares in issue prior to the Company’s IPO, as described below.

(ii) Share issuance

On March 20, 2017, the Company closed its IPO of 18,630,000 Class A common shares on the NYSE at $19.00 per share. The net proceeds of the IPO were €303 million, after deducting underwriting discounts of €20 million and directly attributable transaction costs of €10 million.

Ardagh Group S.A.

10.	Financial assets and liabilities

At September 30, 2017, the Group’s net debt and available liquidity is as follows:

Facility	Currency	Maximum amount drawable	Final maturity date	Facility type	Amount drawn		Undrawn amount
		Local currency m			Local currency m	€m	€m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	750	-
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	847	-
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	-
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	606	-
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	454	-
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,443	-
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,398	-
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	-
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	373	-
HSBC Securitization Program	EUR	122	14-Dec-19	Revolving	-	-	122
Bank of America Facility	USD	155	11-Apr-18	Revolving	-	-	131
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	1	Rolling	Revolving	-	-	1
Finance lease obligations	GBP/EUR			Amortizing	5	5	-
Other borrowings	EUR	3		Amortizing	3	3	-
Total borrowings / undrawn facilities						7,069	254
Deferred debt issue costs, bond discounts and premiums						(58)	-
Net borrowings / undrawn facilities						7,011	254
Cash, cash equivalents and restricted cash						(494)	494
Derivative financial instruments used to hedge foreign currency and interest rate risk						196	-
Net debt / available liquidity						6,713	748

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt.

The fair value of the Group’s total borrowings at September 30, 2017 is €7,467 million (December 31, 2016: €8,462 million).

Ardagh Group S.A.

At December 31, 2016, the Group’s net debt and available liquidity was as follows:

Facility	Currency	Maximum amount drawable	Final maturity date	Facility type	Amount drawn		Undrawn amount
		Local currency m			Local currency m	€m	€m
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	949	-
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	-
4.250% First Priority Senior Secured Notes	EUR	1,155	15-Jan-22	Bullet	1,155	1,155	-
Senior Secured Floating Rate Notes	USD	500	15-May-21	Bullet	500	474	-
First Priority Senior Secured Floating Rate Notes	USD	1,110	15-Dec-19	Bullet	1,110	1,053	-
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,565	-
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	-
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	417	-
6.750% Senior Notes	USD	415	31-Jan-21	Bullet	415	394	-
6.250% Senior Notes	USD	415	31-Jan-19	Bullet	415	394	-
Term Loan B Facility	USD	663	17-Dec-21	Amortizing	663	629	-
HSBC Securitization Program	EUR	102	14-Jun-18	Revolving	-	-	102
Bank of America Facility	USD	155	11-Apr-18	Revolving	-	-	147
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	1	Rolling	Revolving	-	-	1
Finance lease obligations	GBP/EUR			Amortizing	7	7	-
Other borrowings	EUR	3		Amortizing	3	3	-
Total borrowings / undrawn facilities						8,230	250
Deferred debt issue costs and bond discount						(80)	-
Net borrowings / undrawn facilities						8,150	250
Cash, cash equivalents and restricted cash						(772)	772
Derivative financial instruments used to hedge foreign currency and interest rate risk						(124)	-
Net debt / available liquidity						7,254	1,022

Financing Activity

On January 30, 2017, the Group issued $1,000 million 6.000% Senior Notes due 2025. The proceeds, together with certain cash, were used to partially redeem, on the same day, $845 million First Priority Senior Secured Floating Rate Notes due 2019, to redeem in full on March 2, 2017, $415 million 6.250% Senior Notes due 2019 and to pay applicable redemption premiums and accrued interest.

On March 8, 2017, the Group issued €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Notes due 2025. On March 9, 2017, using the proceeds from the notes issued on March 8, 2017, the Group redeemed €750 million 4.250% First Priority Senior Secured Notes due 2022, redeemed in full the $265 million First Priority Senior Secured Floating Rate Notes due 2019 and repaid in full the $663 million Term Loan B Facility, together with applicable redemption premiums and accrued interest.

On April 10, 2017, using the proceeds of the notes issued on March 8, 2017, the Group redeemed in full $415 million 6.750% Senior Notes due 2021 and paid applicable redemption premiums and accrued interest.

Ardagh Group S.A.

On June 12, 2017, the Group issued £400 million 4.750% Senior Notes due 2027. The proceeds, together with certain cash, were used to redeem, on June 12, 2017, the Group’s $500m Senior Secured Floating Rate Notes due 2021, and to pay applicable redemption premiums and accrued interest.

On August 1, 2017, the Group redeemed in full the 4.250% First Priority Senior Secured Notes due 2022, together with applicable redemption premiums and accrued interest.

Cross currency interest rate swaps

The Group hedges certain of its external borrowings and interest payable thereon using CCIRS. In the nine months ended September 30, 2017 the Group executed a number of CCIRS to swap (i) the U.S. dollar principal and interest repayments on $1,250 million of its U.S. dollar-denominated borrowings into euro, and (ii) the euro principal and interest repayments on €332 million of its euro denominated borrowings into British pounds.

In June 2017, as a result of the issuance of the £400 million 4.750% Senior Notes due 2027, the Group terminated $500 million of its existing U.S. dollar to British pound CCIRS, due for maturity in February 2023. The Group received net proceeds of €42 million in consideration and recognized an exceptional loss of €14 million on the termination (see Note 5).

Fair value methodology

Fair values are calculated as follows:

(i)	Senior secured and senior notes – The fair value of debt securities in issue is based on quoted market prices.
(ii)
Loan notes – The fair values of our loan notes are based on quoted market prices; however, these quoted market prices represent Level 2 inputs because the markets in which the term loans trade were not active.

(iii)
Bank loans, overdrafts and revolving credit facilities – The estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

(iv)	Finance leases – The carrying amount of finance leases is assumed to be a reasonable approximation of fair value.
(v)	CCIRS – The fair values of the CCIRS are based on quoted market prices and represent Level 2 inputs.

11.	Related party borrowings

During the nine months to September 30, 2017, a related party loan of €673 million, payable to ARD Group Finance Holdings S.A. (a subsidiary of the Group’s intermediate parent shareholder company), was converted into 86,154 Class B common shares in accordance with the terms of the loan agreement as set out in note 9. Following the conversion, the related party borrowings at September 30, 2017 were €nil (December 31, 2016: €673 million).

12.	Employee benefit obligations

Employee benefit obligations at September 30, 2017 have been reviewed in respect of the latest discount rates and asset valuations. Re-measurement gains of €25 million and €35 million (2016 losses: €113 million and €267 million) have been recognized in the Consolidated Interim Statement of Comprehensive Income for the three and nine months ended September 30, 2017 respectively.

During the period, a defined benefit pension scheme in the Netherlands was transferred to a multi-employer scheme. Prior to the transfer, the Group recognized a past service credit of €9 million in the income statement for the three and nine months ended September 30, 2017. The Group has taken the exemption under IAS 19(R) to account for multi-employer schemes as defined contribution schemes. As a result, the scheme is no longer accounted for as a defined benefit pension scheme at September 30, 2017.

Ardagh Group S.A.

13.	Cash generated from operating activities

	Three months ended September 30,		Nine months ended September 30,
	2017 €m	2016 €m	2017 €m	2016 €m
Profit/(loss) for the period	53	(6)	24	(61)
Income tax charge	38	29	60	56
Net finance expense	118	187	471	416
Depreciation and amortization	152	140	458	335
Exceptional operating items	16	29	42	106
Movement in working capital	62	(6)	(161)	(131)
Acquisition-related, IPO, plant start-up and other exceptional costs paid	(11)	(86)	(45)	(106)
Exceptional restructuring paid	(1)	(3)	(6)	(9)
Cash generated from operations	427	284	843	606

14.	Business combinations

On April 22, 2016 the Group entered into an agreement with Ball Corporation and Rexam PLC to acquire the Beverage Can Business. The acquisition was completed on June 30, 2016.

The acquired business comprises ten beverage can manufacturing plants and two end plants in Europe, seven beverage can manufacturing plants and one end plant in the United States, two beverage can manufacturing plants in Brazil and certain innovation and support functions in Germany, the UK, Switzerland and the United States. The acquired business has annual revenue of approximately €2.8 billion ($3.0 billion).

This was a strategically important acquisition which was highly complementary to the Group’s existing metal and glass packaging businesses.

The following table summarizes the consideration paid for the Beverage Can Business and the fair value of assets acquired and liabilities assumed.

€m
Cash and cash equivalents	10
Property, plant and equipment	632
Intangible assets	1,289
Inventories	265
Trade and other receivables	331
Trade and other payables	(436)
Net deferred tax liability	(146)
Employee benefit obligations	(116)
Provisions	(38)
Total identifiable net assets	1,791
Goodwill	904
Total consideration	2,695

The allocations above are based on the fair values at the acquisition date. The purchase price allocation was completed on June 30, 2017.

Goodwill arising from the acquisition reflects the anticipated synergies from integrating the acquired business into the Group and the skills and the technical talent of the Beverage Can workforce.

Goodwill of €268 million which relates to the North American Beverage Can Business is expected to be deductible for tax purposes.

Ardagh Group S.A.

15.	Dividends

	Three months ended September 30,		Nine months ended September 30,
	2017 €m	2016 €m	2017 €m	2016 €m
Cash dividends on ordinary shares declared and paid:
Interim dividend for 2017: €0.30 per share (2016: €nil per share)	-	-	(64)	-
Interim dividend for 2017: €0.13 per share (2016: €nil per share)	-	-	(29)	-
Interim dividend for 2017: €0.12 per share (2016: €1.34 per share)	(27)	(270)	(27)	(270)
	(27)	(270)	(120)	(270)

On March 1, 2017 the Board declared and paid a dividend of €64 million to its parent company. On April 27, 2017, the Board declared a cash dividend of $0.14 per common share. The dividend of €29 million was paid on May 31, 2017 to shareholders of record on May 17, 2017. On July 26, 2017, the Board declared a cash dividend of $0.14 per common share. The dividend of €27 million was paid on August 31, 2017 to the shareholders of record on August 17, 2017.

16.	Related party transactions

Certain of the Company’s directors acquired Class A common shares issued by the Company on March 20, 2017 as part of the IPO.

With the exception of the above items and the conversion of the Company’s related party loan payable into Class B common shares as described in note 11 and the dividends paid to parent outlined in note 15, there were no other transactions in the three and nine months ended September 30, 2017 with related parties as disclosed in the Group’s Annual Report that had a material effect on the financial position or performance of the Group.

17.	Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under both existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amount accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. The investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017 a jury in the United States awarded $50 million in damages against the Group’s US glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. Ardagh disagrees with the decision of the jury, both as to liability and quantum of damages, and strongly believes that the case is without merit. Ardagh will vigorously pursue all options, including appeal. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

Ardagh Group S.A.

18.	Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations. Demand for our metal products is largely related to agricultural harvest periods and following the Beverage Can Acquisition, to the seasonal demand pattern of beverage consumption which peaks during the late spring and summer months and in the period prior to the winter holiday season. Demand for our glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. The investment in working capital for Metal Packaging Europe and Metal Packaging Americas generally follows the seasonal pattern of operations. The investment in working capital for Glass Packaging Europe and Glass Packaging North America typically peaks in the first quarter. The Group manages the seasonality of working capital by supplementing operating cash flows with drawings under our securitization and revolving credit facilities.

19.	Events after the reporting period

On October 25, 2017, the Board declared a cash dividend of $0.14 per common share, payable on November 30, 2017, to shareholders of record on November 16, 2017.

Ardagh Group S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by reference to the unaudited Consolidated Interim Financial Statements for the three and nine months ended September 30, 2017 including the related notes thereto. As used in this section, the “Group” refers to Ardagh Group S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business Drivers
The main factors affecting our results of operations for both Metal Packaging and Glass Packaging are: (i) global economic trends and end-consumer demand for our products; (ii) prices of energy and raw materials used in our business, primarily tinplate, aluminum, cullet, sand, soda ash and limestone, and our ability to pass through these and other cost increases to our customers, through contractual pass-through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real.

In addition, certain other factors affect revenue and operating profit/(loss) for Metal Packaging and Glass Packaging.

Metal Packaging
Metal Packaging generates its revenue from supplying metal packaging to a wide range of consumer-driven end-use categories. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal packaging plants. Demand for our metal containers may be influenced by vegetable and fruit harvests, seafood catches, trends in the consumption of food and beverages, trends in the use of consumer products, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. The size and quality of harvests and catches vary from year to year, depending in large part upon the weather in the regions in which we operate. The food can industry is seasonal in nature, with strongest demand during the end of the summer, coinciding with the harvests. Accordingly, Metal Packaging’s volume of containers shipped is typically highest in the second and third quarters and lowest in the first and fourth quarters. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as the period leading up to holidays in December. Accordingly, we generally build inventories in the first quarter in anticipation of the seasonal demands in both our food and beverage businesses.

Metal Packaging generates the majority of its earnings from operations during the second and third quarters. Metal Packaging’s Adjusted EBITDA is based on revenue derived from selling our metal containers and is affected by a number of factors, primarily cost of sales. The elements of Metal Packaging’s cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of tinplate and aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation, maintenance and sales, marketing and administrative costs. Metal Packaging variable costs have typically constituted approximately 80% and fixed costs approximately 20% of the total cost of sales for our metal packaging business.

Glass Packaging
Glass Packaging generates its revenue principally from selling our glass containers. Glass Packaging revenue is primarily dependent on sales volumes and sales prices. Glass Packaging includes our glass engineering business, Heye International, and our mold manufacturing and repair operations.

Sales volumes are affected by a number of factors, including factors impacting customer demand, seasonality and the capacity of Glass Packaging’s plants. Demand for glass containers may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. The beverage sales within Glass Packaging are seasonal in nature, with stronger demand during the summer and during periods of warm weather, as well as the period leading up to holidays in December. Accordingly, Glass Packaging’s shipment volume of glass containers is typically lower in the first quarter. Glass Packaging builds inventory in the first quarter in anticipation of these seasonal demands. In addition, Glass Packaging generally schedules shutdowns of its plants for rebuilding and repairs of machinery in the first quarter. These strategic shutdowns and seasonal sales patterns adversely affect profitability in Glass Packaging’s glass manufacturing operations during the first quarter of the year. Plant shutdowns may also affect the comparability of results from period to period. Glass Packaging’s working capital requirements are typically greatest at the end of the first quarter of the year.

Glass Packaging’s Adjusted EBITDA is based on revenue derived from selling our glass containers and glass engineering products and services and is affected by a number of factors, primarily cost of sales. The elements of Glass Packaging’s cost of sales for its glass container manufacturing business include (i) variable costs, such as natural gas and electricity, raw materials (including the cost of cullet (crushed recycled glass)), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation, maintenance and sales, marketing and administrative costs. Glass Packaging’s variable costs have typically constituted approximately 40% and fixed costs approximately 60% of the total cost of sales for our glass container manufacturing business.

Ardagh Group S.A.

Recent Acquisitions and Disposals

The Beverage Can Acquisition
On June 30, 2016, the Group completed the Beverage Can Acquisition for total consideration of €2.7 billion.

Results of Operations of Ardagh

Three months ended September 30, 2017 compared to three months ended September 30, 2016

	Unaudited (in € millions)
	Three months ended September 30,
	2017	2016

Revenue	1,990	2,020
Cost of sales	(1,634)	(1,652)
Gross profit	356	368
Sales, general and administration expenses	(91)	(116)
Intangible amortization	(56)	(42)
Operating profit	209	210
Net finance expense	(118)	(187)
Profit before tax	91	23
Income tax charge	(38)	(29)
Profit/(loss) for the period	53	(6)

Revenue
Revenue in the three months ended September 30, 2017 decreased by €30 million, or 1%, to €1,990 million, compared with €2,020 million in the three months ended September 30, 2016. The decrease in revenue principally reflected unfavourable foreign currency translation effects of €60 million and marginally less favourable volume/mix effects. These decreases in revenue were partly offset by the pass through of higher input costs.

Cost of sales
Cost of sales in the three months ended September 30, 2017 decreased by €18 million, or 1%, to €1,634 million, compared with €1,652 million in the three months ended September 30, 2016. The decrease in cost of sales reflects favourable foreign currency translation effects, operating and other cost reductions and lower exceptional cost of sales, partly offset by higher input costs.

Gross profit
Gross profit in the three months ended September 30, 2017 decreased by €12 million, or 3%, to €356 million, compared with €368 million in the three months ended September 30, 2016. Gross profit percentage in the three months ended September 30, 2017 decreased by 30 basis points to 17.9%, compared with 18.2% in the three months ended September 30, 2016. Excluding exceptional cost of sales, gross profit percentage in the three months ended September 30, 2017 decreased by 50 basis points to 18.2%, compared with the three months ended September 30, 2016. Further analysis of exceptional items is set out in the ‘Supplemental Management’s Discussion and Analysis’ section.

Sales, general and administration expenses
Sales, general and administration expenses in the three months ended September 30, 2017 decreased by €25 million, or 22%, to €91 million, compared with €116 million in the three months ended September 30, 2016. Exceptional sales, general and administration expenses decreased by €9 million in 2017, principally reflecting lower acquisition costs incurred relating to the Beverage Can Acquisition. Excluding exceptional items, sales, general and administration expenses decreased by €16 million, mainly due to operating cost savings and currency translation.

Intangible amortization
Intangible amortization in the three months ended September 30, 2017 increased by €14 million, or 33%, to €56 million, compared with €42 million in the three months ended September 30, 2016. The increase was attributable to finalisation of the intangible asset values acquired as part of the Beverage Can Acquisition, for which the purchase price allocation was completed on June 30, 2017. This increase in intangible amortization was partly offset by favourable currency translation effects.

Operating profit
Operating profit in the three months ended September 30, 2017 decreased by €1 million to €209 million, compared with the three months ended September 30, 2016. The decrease in operating profit reflected decreased gross profit and higher intangible amortization, partly offset by lower sales, general and administration expenses as described above.

Ardagh Group S.A.

Net finance expense
Net finance expense for the three months ended September 30, 2017 decreased by €69 million, or 37%, to €118 million compared with €187 million for the three months ended September 30, 2016. Net finance expense for the three months ended September 30, 2017 and 2016 comprised the following:

	Three months ended September 30,
	2017 €m	2016 €m
Interest expense	95	131
Loss on derivative financial instruments	10	-
Exceptional net finance expense	-	58
Net pension interest cost	5	7
Foreign currency translation losses/(gains)	8	(9)
Net finance expense	118	187

Interest expense decreased by €36 million to €95 million, compared with €131 million in the three months ended September 30, 2016. The decrease in interest expense was primarily attributable to the redemption in September 2016 of the $841 million 8.265% and €295 million 8.375% Senior PIK Notes due 2019 (the ‘Senior PIK Notes’), and the refinancing and redemption of certain debt securities in January, March, April, June and August 2017.

Loss on derivative financial instruments was €10 million for the three months ended September 30, 2017, compared to €nil for the three months ended September 30, 2016. These losses relate primarily to ineffectiveness on the CCIRS used to hedge the Group’s foreign currency and interest rate risk.

Exceptional net finance expense decreased from €58 million in the three months ended September 30, 2016 to €nil for the three months ended September 30, 2017. Exceptional net finance expense for the three months ended September 30, 2016 principally comprised early redemption premiums and accelerated amortization of deferred financing costs and issue discounts relating to the redemption of the Senior PIK Notes.

Foreign currency translation losses increased in the three months ended September 30, 2017 by €17 million to a loss of €8 million, compared with a gain of €9 million in the three months ended September 30, 2016. The increase was driven largely by the redemption of the Senior PIK Notes as described above.

Income tax charge
Income tax charge in the three months ended September 30, 2017 was €38 million, an increase of €9 million from the three months ended September 30, 2016.

The effective income tax rate on profit before exceptional items for the three months ended September 30, 2017 was 38% compared to 32% for the three months ended September 30, 2016.

As a result of movements in profits and losses outlined above and non-deductible interest expense, a comparison of historic effective income tax rates is difficult. Due to the expected stabilization in our profit denominator and further deleveraging activities, which will reduce the levels of non-deductible interest, the effective income tax rate in the historical financial statements is not expected to be indicative of the expected effective income tax rate in future periods.

Profit for the period
As a result of the items described above, the profit for the three months ended September 30, 2017 increased by €59 million to a profit of €53 million, compared with a loss of €6 million in the three-month period ended September 30, 2016.

Ardagh Group S.A.

Nine months ended September 30, 2017 compared to nine months ended September 30, 2016

	Unaudited (in € millions)
	Nine months ended September 30,
	2017	2016

Revenue	5,855	4,519
Cost of sales	(4,816)	(3,693)
Gross profit	1,039	826
Sales, general and administration expenses	(306)	(319)
Intangible amortization	(178)	(96)
Operating profit	555	411
Net finance expense	(471)	(416)
Profit/(loss) before tax	84	(5)
Income tax charge	(60)	(56)
Profit/(loss) for the period	24	(61)

Revenue
Revenue in the nine months ended September 30, 2017 increased by €1,336 million, or 30%, to €5,855 million, compared with €4,519 million in the nine months ended September 30, 2016. The increase in revenue is primarily a result of the Beverage Can Acquisition, which increased revenue by €1,301 million, the pass through of higher input costs and positive volume/mix effects. These increases in revenue were partly offset by unfavourable foreign currency translation effects of €44 million and an immaterial reclassification of charges for ancillary services from revenue to cost of goods sold in Glass North America of €15 million.

Cost of sales
Cost of sales in the nine months ended September 30, 2017 increased by €1,123 million, or 30%, to €4,816 million, compared with €3,693 million in the nine months ended September 30, 2016. The increase in cost of sales in the period was largely the result of the Beverage Can Acquisition, higher input costs and higher exceptional cost of sales, partly offset by operating and other cost reductions and the reclassification of ancillary services described above.

Gross profit
Gross profit in the nine months ended September 30, 2017 increased by €213 million, or 26%, to €1,039 million, compared with €826 million in the nine months ended September 30, 2016. Growth in gross profit was less than growth in revenue due to the mix effect of the Beverage Can Acquisition and higher exceptional cost of sales. Gross profit percentage in the nine months ended September 30, 2017 decreased by 60 basis points to 17.7%, compared with 18.3% in the nine months ended September 30, 2016. Excluding exceptional cost of sales, gross profit percentage in the nine months ended September 30, 2017 decreased by 40 basis points to 18.0%, compared with 18.4% in the nine months ended September 30, 2016. Further analysis of exceptional items is set out in the ‘Supplemental Management’s Discussion and Analysis’ section.

Sales, general and administration expenses
Sales, general and administration expenses in the nine months ended September 30, 2017 decreased by €13 million, or 4% to €306 million, compared with €319 million in the nine months ended September 30, 2016. Exceptional sales, general and administration expenses decreased by €74 million in 2017, principally reflecting lower acquisition costs incurred relating to the Beverage Can Acquisition. Excluding exceptional items, sales, general and administration expenses increased by €61 million, due largely to the Beverage Can Acquisition partly offset by operating cost reductions.

Intangible amortization
Intangible amortization in the nine months ended September 30, 2017 increased by €82 million, or 85%, to €178 million, compared with €96 million in the nine months ended September 30, 2016. The increase was attributable to nine months’ amortization of the intangible assets in 2017 arising from the Beverage Can Acquisition, compared with three months in the same period last year, partly offset by favourable currency translation effects.

Operating profit
Operating profit in the nine months ended September 30, 2017 increased by €144 million, or 35%, to €555 million compared with €411 million in the nine months ended September 30, 2016. The increase reflected increased gross profit and lower sales, general and administration expenses, partly offset by higher intangible amortization as described above.

Ardagh Group S.A.

Net finance expense
Net finance expense in the nine months ended September 30, 2017 increased by €55 million, or 13%, to €471 million, compared with €416 million in the nine months ended September 30, 2016. Net finance expense for the nine months ended September 30, 2017 and 2016 comprised the following:

	Nine months ended September 30,
	2017 €m	2016 €m
Interest expense	302	340
Exceptional net finance expense	123	79
Loss on derivative financial instruments	19	-
Net pension interest cost	17	18
Foreign currency translation losses/(gains)	10	(21)
Net finance expense	471	416

Interest expense decreased by €38 million to €302 million, compared with €340 million in the nine months ended September 30, 2016. The decrease in interest expense was primarily attributable to the redemption in September 2016 of the Senior PIK Notes and the refinancing and redemption of certain debt securities in January, March, April, June and August 2017, partially offset by interest charged on debt raised to finance the Beverage Can Acquisition.

Exceptional net finance expense of €123 million relate to costs associated with the debt refinancing and redemption in January, March, April, June and August 2017, principally comprising early redemption premiums, accelerated amortization of deferred financing costs and issue discounts of €109 million, as well as a loss of €14 million recognized on the termination of certain of the Group’s CCIRS.

Loss on derivative financial instruments was €19 million for the nine months ended September 30, 2017 compared to €nil for the nine months ended September 30, 2016. These losses relate primarily to ineffectiveness on the CCIRS used to hedge the Group’s foreign currency and interest rate risk.

Foreign currency translation losses in the nine months ended September 30, 2017 increased by €31 million to a loss of €10 million, compared with a gain of €21 million in the nine months ended September 30, 2016. The increase was driven primarily by the redemption of the Senior PIK Notes as described above.

Income tax charge
Income tax charge in the nine months ended September 30, 2017 was €60 million, an increase of €4 million compared with an income tax charge of €56 million in the nine months ended September 30, 2016.

The effective income tax rate on profit before exceptional items for the nine months ended September 30, 2017 was 37% compared to 46% for the nine months ended September 30, 2016.

As a result of movements in profits and losses outlined above and non-deductible interest expense, a comparison of historic effective income tax rates is difficult. Due to the expected stabilization in our profit denominator and further deleveraging activities, which will reduce the levels of non-deductible interest, the effective income tax rate in the historical financial statements is not expected to be indicative of the expected effective income tax rate in future periods.

Profit for the period
As a result of the items described above, the profit for the nine months ended September 30, 2017 increased by €85 million to a profit of €24 million, compared with a loss of €61 million in the nine months ended September 30, 2016.

Ardagh Group S.A.

Supplemental Management’s Discussion and Analysis

Key operating measures
Adjusted EBITDA is defined as profit/(loss) for the period before income tax expense/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from us. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see Note 4 of the Notes to the Unaudited Consolidated Interim Financial Statements.

Adjusted EBITDA in the three months ended September 30, 2017 decreased by €2 million, or 1%, to €377 million compared with €379 million in the three months ended September 30, 2016. Adverse foreign currency translation effects decreased Adjusted EBITDA by €10 million. Excluding the impact of foreign currency translation, Adjusted EBITDA increased by €8 million in the period, largely reflecting the achievement of operating and other cost savings and favourable volume/mix effects.

Adjusted EBITDA in the nine months ended September 30, 2017 increased by €203 million, or 24% to €1,055 million, compared with €852 million in the nine months ended September 30, 2016. The impact of the Beverage Can Acquisition increased Adjusted EBITDA by €175 million in the nine months ended September 30, 2017, compared with the same period in 2016. Adverse foreign currency translation effects reduced Adjusted EBITDA by €9 million. Excluding the impact of the acquisition and foreign currency, Adjusted EBITDA grew by €37 million in the period, principally reflecting the achievement of operating and other cost savings.

Exceptional items
The following table provides detail on exceptional items from continuing operations included in cost of sales, sales, general and administration expenses, finance expense and finance income:

	Three months ended September 30,		Nine months ended September 30,
	2017 €m	2016 €m	2017 €m	2016 €m
Restructuring costs	4	3	12	13
Plant start-up costs	1	-	1	5
Impairment	1	-	1	-
Non-cash inventory adjustment	-	7	-	7
Past service credit	-	-	-	(21)
Exceptional items – cost of sales	6	10	14	4

Transaction related costs – acquisition, integration and IPO	10	21	28	103
Restructuring and other costs	-	(2)	-	(1)
Exceptional items – SGA expenses	10	19	28	102

Debt refinancing and settlement costs	-	51	109	135
Exceptional loss on derivative financial instruments	-	7	14	7
Interest payable on acquisition notes	-	-	-	15
Exceptional items – finance expense	-	58	123	157

Exceptional gain on derivative financial instruments	-	-	-	(78)
Exceptional items – finance income	-	-	-	(78)

Total exceptional items	16	87	165	185

Ardagh Group S.A.

The following exceptional items have been recorded in the nine months ended September 30, 2017:

•
€109 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April, June, and August 2017, principally comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

•	€28 million transaction related costs, primarily comprised of costs directly attributable to the acquisition and integration of the Beverage Can Business and other IPO and transaction related costs.
•	€14 million exceptional loss on the termination of $500 million of the Group’s U.S. dollar to British pound CCIRS in June 2017.
•	€12 million costs relating to capacity realignment in Metal Packaging Europe.
•	€1 million of plant start-up costs in Metal Packaging Americas - Brazil.
•	€1 million cost of impairment of property, plant and equipment in Metal Packaging Europe, for assets no longer in use.

The following exceptional items have been recorded in the nine months ended September 30, 2016:

•	€21 million past-service credit in Glass Packaging North America, following the amendment of certain defined benefit pension schemes during the period.
•	€103 million transaction related costs, primarily attributable to the Beverage Can Acquisition.
•
€135 million debt refinancing costs related to the notes repaid in May and September 2016 and include premiums payable on the early redemption of the notes, accelerated amortization of deferred finance costs, debt issuance premiums and discounts and interest charges incurred in lieu of notice.

•
€78 million exceptional gain on derivative financial instruments, relating to the gain on fair value of cross currency interest rate swaps which were entered into during the period ended June 30, 2016 and for which hedge accounting had not been applied until the third quarter of 2016. The exceptional loss on derivative financial instruments of €7 million related to hedge ineffectiveness on the CCIRS.

Segment Information

Three months ended September 30, 2017 compared to three months ended September 30, 2016

Segment results for the three months ended September 30, 2017 and 2016 are:
	Revenue		Adjusted EBITDA
	2017 €m	2016 €m	2017 €m	2016 €m
Metal Packaging Europe	809	796	155	141
Metal Packaging Americas	440	448	64	59
Glass Packaging Europe	358	361	89	88
Glass Packaging North America	383	415	69	91
Group	1,990	2,020	377	379

Revenue
Metal Packaging Europe. Revenue increased by €13 million, or 2%, to €809 million in the three months ended September 30, 2017, compared with €796 million in the three months ended September 30, 2016. Revenue growth principally reflected the pass through of higher input costs, partly offset by less favourable volume/mix impacts and negative currency translation effects of €9 million.

Metal Packaging Americas.  Revenue decreased by €8 million or 2% to €440 million in the three months ended September 30, 2017, compared with €448 million in the three months ended September 30, 2016. The decline in revenue was driven mainly by adverse currency translation effects of €26 million, partly offset by the pass through to customers of higher input costs and favourable volume/mix impacts.

Glass Packaging Europe. Revenue decreased by €3 million, or 1%, to €358 million in the three months ended September 30, 2017, compared with €361 million in the three months ended September 30, 2016. The decrease in revenue was due largely to adverse foreign currency translation effects of €6 million and the pass through of lower input costs to customers, partly offset by favourable volume/mix effects.

Glass Packaging North America. Revenue decreased by €32 million, or 8%, to €383 million in the three months ended September 30, 2017, compared with €415 million in the three months ended September 30, 2016. The decrease in revenue was due to adverse currency translation effects of €19 million and less favorable volume/mix effects, partly offset by the pass through of higher input costs.

Ardagh Group S.A.

Adjusted EBITDA
Metal Packaging Europe. Adjusted EBITDA increased by €14 million, or 10%, to €155 million in the three months ended September 30, 2017, compared with €141 million in the three months ended September 30, 2016. Adjusted EBITDA growth primarily reflected the achievement of operating and other cost savings including lower pension-related expense of €9 million, partly offset by higher input costs and adverse foreign currency translation effects of €1 million.

Metal Packaging Americas. Adjusted EBITDA increased by €5 million, or 8%, to €64 million in the three months ended September 30, 2017, compared with €59 million in the three months ended September 30, 2016. Adjusted EBITDA growth primarily reflected favourable volume/mix impacts and the achievement of operating and other cost savings, partly offset by adverse foreign currency translation effects of €3 million.

Glass Packaging Europe. Adjusted EBITDA increased by €1 million, or 1%, to €89 million in the three months ended September 30, 2017, compared with €88 million in the three months ended September 30, 2016. Growth in Adjusted EBITDA primarily reflected favourable volume/mix effects and operating cost savings, which more than offset the impact of higher costs and adverse foreign currency translation effects of €2 million.

Glass Packaging North America. Adjusted EBITDA decreased by €22 million, or 24%, to €69 million in the three months ended September 30, 2017, compared with €91 million in the three months ended September 30, 2016. The decline in Adjusted EBITDA primarily reflected lower volume/mix in the beer and wine end markets, increased freight costs in the aftermath of hurricanes in the south-eastern United States, increased payroll costs compared with the same period last year, which included a €10 million pension credit, and adverse foreign currency translation effects of €4 million.

Nine months ended September 30, 2017 compared to nine months ended September 30, 2016

Segment results for the nine months ended September 30, 2017 and 2016 are:
	Revenue		Adjusted EBITDA
	2017 €m	2016 €m	2017 €m	2016 €m
Metal Packaging Europe	2,283	1,578	393	268
Metal Packaging Americas	1,279	622	177	82
Glass Packaging Europe	1,043	1,053	233	230
Glass Packaging North America	1,250	1,266	252	272
Group	5,855	4,519	1,055	852

Revenue
Metal Packaging Europe. Revenue increased by €705 million, or 45%, to €2,283 million in the nine months ended September 30, 2017, compared with €1,578 million in the nine months ended September 30, 2016. Revenue growth principally reflected the Beverage Can Acquisition in June 2016, which increased revenue by €679 million, as well as the pass through of higher input costs, partly offset by marginally less favourable volume/mix effects and adverse currency translation effects of €27 million.

Metal Packaging Americas. Revenue increased by €657 million or 106% to €1,279 million in the nine months ended September 30, 2017, compared with €622 million in the nine months ended September 30, 2016. Revenue growth chiefly reflected the Beverage Can Acquisition in June 2016, which increased revenue by €622 million, the pass through of higher costs, favourable volume/mix effects and positive currency translation effects of €4 million.

Glass Packaging Europe. Revenue decreased by €10 million, or 1%, to €1,043 million in the nine months ended September 30, 2017, compared with €1,053 million in the nine months ended September 30, 2016. The decrease in revenue primarily reflected adverse foreign currency translation effects of €27 million and the pass through of lower input costs, partly offset by favourable volume/mix effects.

Glass Packaging North America. Revenue decreased by €16 million, or 1% to €1,250 million in the nine months ended September 30, 2017, compared with €1,266 million in the nine months ended September 30, 2016. The decline in revenue primarily reflected lower volume/mix effects and the €15 million reclassification of charges for ancillary services from revenue to cost of goods sold, partly offset by the pass through of higher input costs and positive currency translation effects of €6 million.

Adjusted EBITDA
Metal Packaging Europe. Adjusted EBITDA increased by €125 million, or 47%, to €393 million in the nine months ended September 30, 2017, compared with €268 million in the nine months ended September 30, 2016. Adjusted EBITDA growth primarily reflected the Beverage Can Acquisition in June 2016, which increased Adjusted EBITDA by €104 million for the period, as well as the achievement of operating and other cost savings, partly offset by unfavourable foreign currency translation effects of €4 million.

Ardagh Group S.A.

Metal Packaging Americas. Adjusted EBITDA increased by €95 million, or 116%, to €177 million in the nine months ended September 30, 2017, compared with €82 million in the nine months ended September 30, 2016. Adjusted EBITDA growth principally reflected the Beverage Can Acquisition in June 2016, which increased Adjusted EBITDA by €71 million for the period, as well as favourable volume/mix effects and operating and other cost savings.

Glass Packaging Europe. Adjusted EBITDA increased by €3 million, or 1%, to €233 million in the nine months ended September 30, 2017, compared with €230 million in the nine months ended September 30, 2016. The increase in Adjusted EBITDA chiefly reflected operating and other cost savings and favourable volume/mix effects, partly offset by adverse currency translation effects of €6 million.

Glass Packaging North America. Adjusted EBITDA decreased by €20 million, or 7%, to €252 million in the nine months ended September 30, 2017, compared with €272 million in the nine months ended September 30, 2016. The decline in Adjusted EBITDA was primarily due to negative volume/mix effects, resulting under recovery of fixed overheads, as well as higher operating and other costs, partly offset by positive foreign currency translation effects of €1m.

Liquidity and Capital Resources

Cash requirements related to operations
Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities. Our principal funding arrangements include borrowings available under the HSBC Securitization Program and the Bank of America Facility.

Both our metal and glass packaging divisions’ sales and cash flows are subject to seasonal fluctuations. The investment in working capital for Metal Packaging, excluding beverage, generally builds over the first three quarters of the year, in line with agricultural harvest periods, and then unwinds in the fourth quarter, with the calendar year-end being the low point. Demand for our metal and glass beverage containers is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. The investment in working capital for metal beverage and Glass Packaging typically peaks in the first quarter. We manage the seasonality of our working capital by supplementing operating cash flows with drawings under our credit facilities.

The following table outlines our principal financing arrangements as of September 30, 2017:

Facility	Currency	Maximum amount drawable	Final maturity date	Facility type	Amount drawn		Undrawn amount
		Local currency m			Local currency m	€m	€m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	750	-
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	847	-
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	-
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	606	-
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	454	-
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,443	-
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,398	-
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	-
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	373	-
HSBC Securitization Program	EUR	122	14-Dec-19	Revolving	-	-	122
Bank of America Facility	USD	155	11-Apr-18	Revolving	-	-	131
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	1	Rolling	Revolving	-	-	1
Finance lease obligations	GBP/EUR			Amortizing	5	5	-
Other borrowings	EUR	3		Amortizing	3	3	-
Total borrowings / undrawn facilities						7,069	254
Deferred debt issue costs, bond discount and premium						(58)	-
Net borrowings / undrawn facilities						7,011	254
Cash, cash equivalents and restricted cash						(494)	494
Derivative financial instruments used to hedge foreign currency and interest rate risk						196	-
Net debt / available liquidity						6,713	748

As of September 30, 2017, the Group had undrawn credit lines of up to €254 million at our disposal, together with cash, cash equivalents and restricted cash of €494 million, giving rise to available liquidity of €748 million. As of September 30, 2017, the Group was in compliance with all financial and non-financial covenants under our principal financing arrangements.

Ardagh Group S.A.

The following table outlines the minimum debt repayments the Group is obliged to make for the twelve months ending September 30, 2018. This table assumes that the minimum net principal repayment will be made, as provided for under each credit facility. It further assumes that the other credit lines will be renewed or replaced with similar facilities as they mature.

Facility	Currency	Local Currency	Final Maturity Date	Facility Type	Minimum net repayment for the twelve months ending September 30, 2018
		(in millions)			(in € millions)

HSBC Securitization Program	EUR	-	14-Dec-19	Revolving	-
Bank of America Facility	USD	-	11-Apr-18	Revolving	-
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	-	Rolling	Revolving	-
Finance lease obligations	GBP/EUR	1		Amortizing	1
Other borrowings	EUR	1		Amortizing	1
Minimum net repayment					2

The Group believes it has adequate liquidity to satisfy our cash needs for at least the next 12 months. In the three months ended September 30, 2017, the Group reported operating profit of €209 million, net cash from operating activities of €338 million and generated Adjusted EBITDA of €377 million. In the nine months ended September 30, 2017, the Group reported operating profit of €555 million, net cash from operating activities of €503 million and generated Adjusted EBITDA of €1,055 million.

The Group generates substantial cash flow from our operations and had €494 million in cash, cash equivalents and restricted cash as of September 30, 2017, as well as available but undrawn liquidity of €254 million under our credit facilities. We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities, and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments from our current cash balances, credit facilities and cash flow from operating activities.

Accordingly, the Group believes that its long-term liquidity needs primarily relate to the service of its debt obligations. We expect to satisfy our future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates, as we have successfully done in the past.

Ardagh Group S.A.

Cash flows
The following table sets forth a summary of our cash flow activity for the nine months ended September 30, 2017 and 2016:

	Nine months ended September 30,
	2017 €m	2016 €m
Operating profit	555	411
Depreciation and amortization	458	335
Exceptional operating items	42	106
Movement in working capital (1)	(161)	(131)
Acquisition-related, IPO, plant start-up and other exceptional costs paid	(45)	(106)
Exceptional restructuring paid	(6)	(9)
Cash generated from operations	843	606
Interest paid - excluding cumulative PIK interest	(282)	(246)
Cumulative PIK interest	-	(184)
Income tax paid	(58)	(45)
Net cash from operating activities	503	131

Purchase of business, net of cash acquired	-	(2,684)
Capital expenditure (2)	(302)	(200)
Net cash used in investing activities	(302)	(2,884)

Proceeds from borrowings	3,507	3,950
Repayment of borrowings	(4,071)	(2,195)
Proceeds from borrowings with related parties	-	673
Receipt of borrowings issued to related parties	-	404
Contribution from parent	-	431
Proceeds from share issuance	307	6
Dividend paid	(120)	(270)
Early redemption premium paid	(85)	(104)
Deferred debt issue costs paid	(25)	(54)
Proceeds from the termination of derivative financial instruments	42	-
Net (outflow)/inflow from financing activities	(445)	2,841

Net (decrease)/increase in cash and cash equivalents	(244)	88

Cash and cash equivalents at beginning of period	772	553
Exchange (losses)/gains on cash and cash equivalents	(34)	43
Cash and cash equivalents at end of period	494	684

__________________________
(1)	Working capital comprises inventories, trade and other receivables, trade and other payables and current provisions.
(2)	Capital expenditure is net of proceeds from the disposal of property, plant and equipment.

Ardagh Group S.A.

Net cash from operating activities
Net cash from operating activities was €503 million in the nine months ended September 30, 2017, an increase of €372 million, or 284%, compared with €131 million in the same period in 2016. The increase was primarily due to an increase of €144 million in operating profit in the nine months ended September 30, 2017, compared with the same period in 2016, an increase of €123 million in depreciation and amortization, partly offset by a reduction in operating exceptional items of €64 million and an increase of €30 million in working capital outflow. The increase in operating profit and depreciation and amortization principally related to the Beverage Can Acquisition. Net cash from operating activities was further impacted by acquisition-related, IPO, plant start-up and other exceptional costs paid, exceptional restructuring paid, interest paid and tax paid of €45 million, €6 million, €282 million and €58 million respectively.

Net cash used in investing activities
Net cash used in investing activities decreased by €2,582 million to €302 million in the nine months ended September 30, 2017 compared with €2,884 million in the same period in 2016. The decrease was mainly due to the acquisition of the Beverage Can Business on June 30, 2016, partly offset by increased capital expenditure relating to furnace rebuilds in Glass Packaging Europe, Glass Packaging North America and further investment in Metal Packaging Europe.

Net outflow from financing activities
Net cash from financing activities represented an outflow of €445 million in the nine months ended September 30, 2017 compared with a €2,841 million inflow in the same period in 2016. Proceeds from borrowings (€3,507 million) mainly reflects: (a) $1,000 million from the issuance of 6.000% Senior Notes due 2025 in January 2017, (b) the issuance of €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Notes due 2025 in March 2017 and (c) £400 million from the issuance of 4.750% Senior Notes due 2027 in June 2017.  Repayment of borrowings of €4,071 million mainly comprises: the redemption of $1,110 million First Priority Senior Secured Floating Rate Notes due 2019, the redemption of $415 million 6.250% Senior Notes due 2019, the redemption of €1,155 million 4.250% First Priority Senior Secured Notes due 2022, the repayment of the $663 million Term Loan B Facility, the redemption of $415 million 6.750% Senior Notes due 2021 and the redemption of $500 million Senior Secured Floating Rate Notes due 2021.  Total associated early redemption premium costs paid were €85 million and debt issue costs paid were €25 million.

In the nine months ended September 30, 2017 the Company received net proceeds from share issuance of €307 million following its IPO on the NYSE. The Company also paid dividends to shareholders of €120 million in the nine months ended September 30, 2017.

Working capital
For the nine months ended September 30, 2017, the movement in working capital during the period increased by €30 million from an outflow of €131 million for the nine months ended September 30, 2016, to an outflow of €161 million for the nine months ended September 30, 2017, as less favourable cash flows generated from trade and other payables and trade and other receivables were partly offset by positive cash flows generated from inventories and the impact of the Beverage Can Acquisition.

Exceptional operating costs paid
Acquisition-related, IPO, plant start-up and other exceptional costs paid in the nine months ended September 30, 2017 decreased by €61 million to €45 million, compared with €106 million in the nine months ended September 30, 2016. In 2017, the costs paid primarily relate to acquisition and integration costs associated with the Beverage Can Acquisition and IPO-related costs. In the nine months ended September 30, 2016 amounts paid of €106 million comprised mainly transaction, as well as fees and start-up costs relating to two plants in Metal Packaging Americas.

Exceptional restructuring costs paid decreased by €3 million to €6 million in the nine months ended September 30, 2017, compared to €9 million in the nine months ended September 30, 2016.

Income tax paid
Income tax paid during the nine months ended September 30, 2017 was €58 million, which represents an increase of €13 million, compared to the nine month period ended September 30, 2016. The increase is primarily attributable to the impact of the Beverage Can Acquisition.

Capital expenditure
	Nine months ended September 30,
	2017 €m	2016 €m
Metal Packaging Europe	99	43
Metal Packaging Americas	43	11
Glass Packaging Europe	71	66
Glass Packaging North America	89	80
Net capital expenditure	302	200

Ardagh Group S.A.

Capital expenditure for the nine months ended September 30, 2017 increased by €102 million to €302 million, compared to €200 million for the nine months ended September 30, 2016. In Metal Packaging Europe, capital expenditure in the nine months ended September 30, 2017 was €99 million compared to capital expenditure of €43 million in the same period in 2016 with the increase mainly attributable to the Beverage Can Acquisition. In Metal Packaging Americas capital expenditure in the nine months ended September 30, 2017 was €43 million compared to capital expenditure of €11 million in the same period in 2016 with the increase attributable to the Beverage Can Acquisition. In Glass Packaging Europe, capital expenditure was €71 million in the nine months ended September 30, 2017 compared to capital expenditure of €66 million in the same period in 2016, reflecting the timing of furnace rebuild activity in the nine months ended September 30, 2017 compared to the same period last year. In Glass Packaging North America, capital expenditure was €89 million in the nine months ended September 30, 2017 compared to capital expenditure of €80 million in the same period in 2016, also due to the timing of furnace rebuild activity in 2017.

Receivables factoring and related programs
The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of €256 million were sold under these programs at September 30, 2017 (December 31, 2016: €277 million).

Off-balance sheet items
There are no material off-balance sheet finance obligations.

Ardagh Group S.A.

Cautionary Statement Regarding Forward-Looking Statements

This report includes statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; R&D, capital expenditures and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “is expected to”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “would be”, “seeks”, “estimates”, “shall” or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

All forward-looking statements included in this report are based on information available to us on the date of this report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this report.

Ardagh Group S.A.